ROBERTS REALTY INVESTORS, INC.

450 Northridge Parkway, Suite 302

Atlanta, Georgia 30350

August 14, 2012

Via Edgar and Email

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, NE

Washington, D.C. 20549

Re:                  Roberts Realty Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 2, 2012

File No. 001-13183

Comments related to Form 10-K for the Fiscal Year Ended December 31, 2011

Dear Mr. Gordon:

On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated July 31, 2012, which contained additional comments to our response letter dated July 19, 2012 regarding the annual report referenced above.  To be consistent with the style used in the above referenced filing and correspondence, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

Our responses to your additional comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page F-2

1.                                          We have reviewed your response to prior comment 1 from our letter dated July 6, 2012.  It is not clear why the timing of a redemption affects your ability to exercise the equity settlement feature.  Please clarify.

Response:  FASB ASC Topic 810-10, Consolidation — Overall (SFAS No. 160) and Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) control the treatment of noncontrolling interests with redemption provisions.  If a noncontrolling interest has a redemption feature that permits the issuer to settle in either cash or common shares at the option of the issuer, but the equity settlement feature is deemed to be outside of the control of the issuer, then those noncontrolling interests are classified as “temporary” equity.

The redemption feature and thus the equity settlement feature of the noncontrolling interests related to the unitholders in Roberts Properties Residential, L.P. (the “operating partnership”) is outside the control of Roberts Realty Investors, Inc., the issuer.  Under the agreement of limited partnership of the operating partnership, the holders of units in the operating partnership control the redemption of their units.  The issuer redeems the units only upon the request and at the sole discretion of the unitholders, thus the equity settlement feature is outside the control of the issuer.  Therefore, as prescribed by EITF D-98, the noncontrolling interest — operating partnership is accounted for as temporary equity and presented outside of total permanent equity in the consolidated balance sheets.

Note 8. Impairment Loss on Real Estate Assets, page F-21

2.                                          Your response to prior comment 2 indicates that Spectrum currently has negative cash flow and that your disclosures regarding Spectrum simply address a possible outcome if the retail sector fails to improve.  Please clarify to us whether your estimates of future undiscounted cash flows include an assumption that the retail sector will improve.  Please explain your basis for any such assumption and quantify the effect of such assumption.

Response:  Our estimates of future undiscounted cash flows do not include an assumption that the retail sector will improve.  When we perform our impairment evaluation each quarter, we use current market information for Spectrum’s respective market area.  We perform our analysis using this information and we do not assume that there will be any improvement in the retail sector or Spectrum’s respective market area.

On behalf of Roberts Realty Investors, Inc., I acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (770) 394-6000, extension 103, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles S. Roberts

Charles S. Roberts
President

cc:                                 William Demarest, SEC Staff Accountant

Jonathan Wiggins, SEC Staff Accountant

Charles R. Elliott, Chief Financial Officer

Wm. Jarell Jones, Audit Committee Chairman

Edward E. Lusk, Jr., Reznick Group, P.C.

Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP